November 16, 2012

Russell Mancuso, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

VIA EDGAR AND FACSIMILE TRANSMISSION

Re:           Utah Medical Products, Inc.
Registration Statement on Form S-3
Filed June 12, 2012 and Amended September 10, October 25 and November 13, 2012
File No. 333-182078

Dear Mr. Mancuso:

Utah Medical Products, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-3 to Tuesday, November 20, 2012, at 4:00 p.m.

In connection with the acceleration request, the officers and directors of Utah Medical Products, Inc. have read the registration statement in its entirety, including all of the exhibits thereto, and are familiar with all of the information contained therein.  To the best of our knowledge, all of the information contained in the registration statement is complete and accurate in all material respects.  We have no information or knowledge with respect to any material fact in connection with Utah Medical Products, Inc. or its past, current, or prospective operation that would be materially adverse to Utah Medical Products, Inc. that is not disclosed in the registration statement or the prior filings made by Utah Medical Products, Inc. pursuant to the provisions of the Securities Act of 1934, as amended.

We further acknowledge and confirm:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

If you have any questions respecting the foregoing, please telephone.

Sincerely,

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer
Direct tele no. (801) 569-4200
Fax no. (801) 566-7305